EXHIBIT (a)(10)

Sirenza’s offer to eligible employees and directors to exchange certain options under our 1998 Stock Plan to purchase shares of Sirenza’s common stock expired at 5:00 p.m., Pacific Daylight Time, on September 18, 2002. All eligible options that were validly tendered and not properly withdrawn were accepted by Sirenza and cancelled effective September 19, 2002. If your options were accepted for exchange and cancelled, you will receive from Sirenza a promise to grant new options confirming the options you surrendered for exchange and indicating the number of shares to be covered by the new option grant.

If you have any questions, please contact Susan O’Campo.